UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of Northeast  )         CERTIFICATE PURSUANT TO
Utilities on Form U-1     )         RULE 24 UNDER THE PUBLIC
[File No. 70-9535]        )         UTILITY HOLDING COMPANY ACT
                          )                of 1935


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Pursuant to the  requirements  of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities, certifies that the acquisition of Yankee Energy System, Inc., as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-
9535), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27127, dated January 31, 2000, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

Submitted with this Certificate is the "past tense" opinion of counsel, and the Credit Agreement used to finance the cash portion of the consideration paid in connection with the acquisition.


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Northeast Utilities


                                          By: /S/David R. McHale
                                                  Name:  David R. McHale
                                                  Title: Vice President and
                                                     Treasurer



Dated:  March 9, 2000.